Exhibit 99.1

Pembina Pipeline Corporation Reports Second Quarter 2018 Results

Pembina reports record second quarter results including a 136 percent increase in Adjusted EBITDA over the second quarter 2017.

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Aug. 2, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2018.

Operational and Financial Overview

($ millions, except where noted)	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
	2018	2017	2018	2017
Revenue	1,945	1,159	3,782	2,639
Net revenue(1)	669	444	1,388	993
Share of profit from equity accounted investees(2)	96		172
Gross profit	511	269	1,079	645
Earnings	246	117	576	327
Earnings per common share – basic (dollars)(3)	0.43	0.24	1.02	0.72
Cash flow from operating activities	603	362	1,101	688
Cash flow from operating activities per common share – basic (dollars)(1)	1.20	0.90	2.19	1.72
Adjusted cash flow from operating activities(1)	558	275	1,088	583
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.11	0.68	2.16	1.46
Common share dividends declared	282	205	554	396
Preferred share dividends declared	31	19	61	38
Dividends per common share (dollars)	0.56	0.51	1.10	0.99
Capital expenditures	255	475	579	1,184
Proportionately Consolidated Financial Overview(1)(4)
Total volumes (mboe/d)(5)	3,385	2,289	3,333	2,330
Operating margin(1)	787	353	1,544	760
Adjusted EBITDA(1)	700	297	1,388	655

(1)	Refer to "Non-GAAP Measures".
(2)	Includes Investments in Equity Accounted Investees - Alliance, Aux Sable, Ruby, Veresen Midstream, CKPC, Grand Valley and Fort Corp. See "Unaudited Supplementary Information" for definitions of equity accounted investees.
(3)	Earnings per share - basic is calculated using earnings attributable to common shareholders adjusted for the after-tax amounts of preferred share dividends.
(4)	See "Unaudited Supplementary Information".
(5)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for 2017 have been restated to reflect the Corporate Reorganization.

Financial and Operational Overview by Division

			3 Months Ended June 30 (unaudited)						6 Months Ended June 30 (unaudited)
		2018			2017 (1)			2018			2017(1)

($ millions)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)
Pipelines Division	2,536	322	451	1,671	136	175	2,479	616	867	1,669	262	340
Facilities Division	849	127	213	618	88	127	854	270	438	661	190	267
Marketing & New Ventures Division		57	118		42	48		190	236		188	148
Corporate		5	5		3	3		3	3		5	5
Total	3,385	511	787	2,289	269	353	3,333	1,079	1,544	2,330	645	760

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and the adoption of IFRS 15 (see disclosure under "Changes in Reporting" in the second quarter 2018 MD&A).
(2)	Pipelines and Facilities Divisions are revenue volumes which are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. NGL sales volumes are excluded from Total Volumes to avoid double counting.
(3)	Refer to "Non-GAAP Measures".

Financial Highlights

  Pembina generated record second quarter results in revenue volumes, adjusted cash flow from operating activities, operating margin and Adjusted EBITDA, largely driven by a $10 billion increase in assets year-over-year from the acquisition of Veresen in 2017, and new assets placed into service following a large-scale capital program;
  Generated second quarter and year-to-date earnings of $246 million and $576 million, a 110 percent and 76 percent increase, respectively, over the same periods of the prior year, due to increased net revenue and share of profit from equity accounted investees;
  Realized record second quarter and year-to-date operating margin of $787 million and $1.5 billion, 123 percent and 103 percent higher, respectively, than the second quarter and first half of 2017.
  Achieved record second quarter and year-to-date Adjusted EBITDA of $700 million and $1.4 billion, representing 136 percent and 112 percent increases, respectively, over the same periods in 2017;
  Cash flow from operating activities was $603 million for the second quarter and $1.1 billion year-to-date in 2018, increases of 67 percent and 60 percent, respectively, over the same periods in 2017. Adjusted cash flow from operating activities increased by 103 percent and 87 percent to $558 million and $1.1 billion in the second quarter and first half of 2018, respectively, compared to the same period in 2017; and
  On a per share (basic) basis, cash flow from operating activities for the second quarter and year-to-date in 2018 increased 33 percent and 27 percent, respectively, compared to the same periods in the prior year. On a per share (basic) basis, adjusted cash flow from operating activities for the second quarter increased 63 percent and 48 percent year-to-date compared to the same periods of the prior year.

Operational Highlights

  Achieved record total volumes on a quarterly basis of 3,385 mboe/d and 3,333 mboe/d year-to-date, 48 percent and 43 percent increases, respectively, over the prior year;
  Realized record Pipeline Division revenue volumes during the second quarter of 2,536 mboe/d and year-to-date of 2,479 mboe/d, representing 52 percent and 49 percent increases, respectively, compared to the same periods of 2017. Higher revenue volumes were the result of system expansions on Pembina's Peace and northeast B.C. pipeline systems, in addition to the fourth quarter 2017 Veresen Acquisition which included Alberta Ethane Gathering System ("AEGS"), Alliance and Ruby. The acquired assets accounted for an increase of 518 mboe/d revenue volumes (net to Pembina) in the second quarter of 2018 and 530 mboe/d on a year-to-date basis;
  Facilities Division generated record revenue volumes of 849 mboe/d in the second quarter and 854 mboe/d year-to-date in 2018, increases of 37 percent and 29 percent, respectively, compared to the same periods of 2017. Increased revenue volumes were a result of the Redwater Fractionation Site III ("RFS III") being placed into service on June 30, 2017. Revenue volumes were also driven by the startup of the Duvernay I gas plant, the acquisition of Veresen Midstream in the fourth quarter of 2017, and increased take-or-pay commitments and additional volumes; and
  Marketing & New Ventures Division realized strong second quarter performance, increasing marketed NGL volumes by 38 percent to 155 mboe/d over the comparable period in 2017 and generating quarterly operating margin of $118 million, a 146 percent increase over the comparable period in 2017. Strong results in the marketing business were driven by increased product prices and margins resulting in greater market opportunities, as well as Aux Sable, which contributed 37 mboe/d and $39 million in the second quarter and 41 mboe/d and $55 million year-to-date. Aux Sable was acquired in the fourth quarter of 2017, and has benefiting Pembina in 2018 from with access to US markets which offer relatively strong propane plus margins and a wide Chicago-AECO differential.

Executive Overview

Pembina continues to generate record results driven by new assets acquired or placed into service over the past 18 months.

"We are seeing strong customer demand for our services, leading to higher volumes and increased utilization in the Pipelines and Facilities Divisions, combined with rising commodity prices which drive solid performance in our Marketing business," said Mick Dilger, Pembina's President and Chief Executive Officer. "As well, the recent strengthening of crude oil and condensate prices is a welcome development for our customers," added Mr. Dilger.

At Pembina's 2018 Investor Day held on May 29, we announced the next evolution in Pembina's corporate strategy, being the move towards accessing global markets. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend our service offering further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world. Our proposed Jordan Cove LNG project, the proposed PDH/PP facility, and the Prince Rupert LPG Export Terminal are examples of such developments.

Based on strong year-to-date results and the outlook for the remainder of the year, we reiterate our 2018 Adjusted EBITDA guidance range of $2,650 to $2,750 million.

"Our strong second quarter results have once again demonstrated the strength of the underlying business, our unwavering commitment to our financial guardrails and our strategic approach to growth," concluded Scott Burrows, Pembina's Senior Vice President and Chief Financial Officer.

New Developments and Growth Projects Update

Pipelines Division

  Pembina is continuing to progress the Phase IV and Phase V expansions of its Peace Pipeline system. The projects are tracking on budget and on schedule with an expected in-service date of late 2018;
  Pembina continues to progress its Phase VI Peace Pipeline expansion ("Phase VI") which includes: upgrades at Gordondale, Alberta; a 16-inch pipeline from LaGlace to Wapiti, Alberta and associated pump station upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. The approximately $280 million Phase VI expansion is anticipated to be in service in early 2020, subject to environmental and regulatory approvals;
  On June 15, Alliance announced that binding commitments for the open season which ended on May 30, 2018 did not reach the target of 400 million cubic feet per day. Based on the open season results and feedback from producers, Alliance is assessing potential alternatives and next steps;
  On June 25, Pembina, together with Enbridge Income Fund, the other 50 percent owner of Alliance, converted the operation and administration of Alliance into an owner-operator model. Pembina and Enbridge have worked together to develop a business structure for Alliance that allows the business to safely and efficiently deliver value to all stakeholders. The new operating model will have a number of benefits, including creating strategic alignment that will result in improved efficiencies by Alliance being managed as part of the owners' larger organizations; and
  Effective October 1, 2018, Pembina will assume control of the operation and administration of AEGS.

Facilities Division

  As previously announced, Pembina will construct new fractionation and terminalling facilities at the Company's Empress, Alberta extraction plant (the "Empress Expansion") for a total expected capital cost of approximately $120 million. Detailed engineering continued to progress and major equipment contracts were awarded during the second quarter. These facilities have an anticipated in-service date of late 2020, subject to environmental and regulatory approvals;
  The Company continues to advance the construction of a 1 million barrel ethane storage facility ("Burstall Ethane Storage") located near Burstall, Saskatchewan for a total expected capital cost of approximately $189 million. The Burstall Ethane Storage is underpinned by a 20-year agreement and is tracking on schedule with the expected in-service date of late 2018;
  Pembina is continuing the development of its liquefied petroleum gas ("LPG") export terminal (the "Prince Rupert Terminal"). The Prince Rupert Terminal is located on Watson Island, British Columbia and is expected to have a permitted capacity of approximately 25 mbpd of LPG. The LPG supply will be sourced primarily from the Company's Redwater fractionation complex. Site preparation required for facility construction has been undertaken by the City of Prince Rupert ("the City") and is nearing completion. Given the progress of the site preparation, Pembina has triggered a key milestone that will allow construction of the above-ground facility to proceed. Additionally, the Company will begin making monthly payments for lands leased from the City. Pembina and the City continue to work with the applicable regulatory authorities to obtain the required permits and authorizations for the Project. The Prince Rupert Terminal is anticipated to be in service mid-2020, subject to regulatory and environmental approvals;
  On April 1, 2018, Pembina exercised its option to assume an additional interest in the Younger extraction and fractionation facilities ("Younger Facilities"), bringing its ownership to 71.7 percent and 50 percent (previously 43 percent and nil, respectively. On the same day, Pembina took over operatorship of the Younger Facilities, which were previously operated by its joint interest partner. Given Pembina's extensive experience as an operator and its ability to leverage and integrate with its current operational systems, the Company expects to realize efficiencies going forward.
  Late in the second quarter, Veresen Midstream L.P. ("Veresen Midstream"), in which Pembina owns a 46 percent interest, placed into service its North Central liquids hub ("North Central Liquids Hub") which will provide separation and stabilization of condensate volumes to support operations of the Cutbank Ridge Partnership (a third-party exploration and production joint venture) within the Montney formation. The North Central Liquids Hub was placed into service ahead of schedule and below budget; and
  Pembina continues to progress construction of its 100 MMcf/d sweet gas shallow cut processing facility, 30 mbpd condensate stabilization facility and other associated infrastructure located at the Company's Duvernay Complex ("Duvernay II"). The facilities are under 20-year term contracts with a combination of fee-for-service and fixed-return arrangements. The majority of long lead items have been purchased and the project is tracking on budget and on schedule. The project has received regulatory approval and construction will commence in the third quarter. The project has an expected in-service date of mid-to-late 2019.

Marketing & New Ventures Division

  Canada Kuwait Petrochemical Company ("CKPC") continues to progress front end engineering design ("FEED") for a combined propane dehydrogenation and polypropylene production facility. It is expected that FEED activities will be completed by late 2018, followed by a final investment decision. Pembina and Kuwait's Petrochemical Industries Company K.S.C. (''PIC'') are each 50 percent joint venture partners of CKPC;
  Pembina continues to progress its proposed liquefied natural gas export terminal in Coos Bay, Oregon, and the related Pacific Connector Gas Pipeline (combined "Jordan Cove") that will transport natural gas from the Malin Hub in southern Oregon to the export terminal. In September 2017, the Company filed applications with the United States Federal Energy Regulatory Commission ("FERC") for the construction and operation of Jordan Cove. Based on the most recent information available to us, the Company is positioned to receive a FERC decision during the second half of 2019. Further, Pembina continues to anticipate first gas in 2024, pending the receipt of the necessary regulatory approvals and other requirements.
  During the quarter, Pembina undertook a leadership transition for the Jordan Cove project. Stu Taylor, Pembina's Senior Vice President, Marketing & New Ventures and Corporate Development Officer will provide greater oversight of the commercial aspects of the project, while Harry Andersen, Pembina's Senior Vice President, External Affairs and Chief Legal Officer will have greater oversight over external affairs, communications, and community and government relations for the project. In conjunction with the transition, Betsy Spomer has left Pembina to pursue other opportunities. Pembina wishes to thank Ms. Spomer for her significant contribution to the Jordan Cove LNG project; and
  Pembina, in conjunction with its partners Enbridge and Williams, are currently developing a new operating model for the future operation and administration of Aux Sable. The new operating model will have a number of benefits, including creating strategic alignment that will result in improved efficiencies by being part of a larger organization, and is expected to be completed during the third quarter of 2018.

Financing

  As previously announced, during the second quarter of 2018, Veresen Midstream successfully amended and extended its Senior Secured Credit Facilities which were originally scheduled to mature on March 31, 2020. Under the terms of the amendment and extension reached with a syndicate of lenders, Veresen Midstream increased its borrowing capacity to $200 million under the Revolving Credit Facility and to $2,550 million of availability under the Term Loan A and used the proceeds to repay an existing US$705 million Term Loan B on April 30, 2018. Other terms and conditions in the facilities were modified to reflect the operating nature of the business including modifying the covenant package and increasing the permitted distributions out of Veresen Midstream. The maturity date of the two debt facilities was extended to April 20, 2022; and
  On April 4, 2018, Pembina entered into a note exchange agreement with AEGS noteholders to exchange AEGS senior notes for unsecured senior notes ("Series A") of Pembina under Pembina's Note Indenture. The Series A fixed coupon remained at 5.565 percent per annum and the notes are non-amortizing with a bullet payment of $73 million at maturity on May 4, 2020.

Changes in Reporting

Given the enhanced scale and scope of Pembina's business and considering the future needs of both the Company and the energy industry, Pembina's management structure was reorganized, effective January 1, 2018, into three Divisions: Pipelines, Facilities and Marketing & New Ventures ("Corporate Reorganization"). Accordingly, the Company's financial reporting format has changed to better align with the new structure.

Pembina also retrospectively adopted IFRS 15 Revenue from Contracts with Customers, effective January 1, 2018.  While this change is not expected to have a material impact on annual revenue recognition, it is expected to result in a change in timing for quarterly revenue recognition.

For the second quarter, $36 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred and revenue of $47 million related to take-or-pay deferrals was recognized during the period.

For the six months ending June 30, 2018, $70 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred in addition to the $8 million that had been deferred at January 1, 2018. Revenue of $52 million related to take-or-pay deferral was recognized during the period, and the outstanding deferral as at June 30, 2018 was $26 million.

Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and the retrospective adoption of IFRS 15.

Dividends

  Declared dividends of $0.18 per qualifying common share in April and $0.19 per qualifying common share in May and June for the applicable record dates;
  Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of May 1, 2018. Declared and paid quarterly dividends per qualifying preferred shares of: Series 15: $0.279; Series 17: $0.3125; and Series 19: $0.3125 to shareholders of record on June 15, 2018.

Second Quarter 2018 Conference Call & Webcast

Pembina will host a conference call on Thursday, August 2, 2018 at 4:00 p.m. MT (6:00 p.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the second quarter 2018 results. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 8, 2018 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 9759609. A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering:

https://event.on24.com/wcc/r/1652758/9925786A5302A92CC937EC8D8E8C4D01 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

UNAUDITED SUPPLEMENTARY INFORMATION
Three Months ending June 30, 2018

Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and the adoption of IFRS 15.

Pipelines Division

3 Months Ended June 30 (unaudited)	Conventional Pipelines		Transmission Pipelines		Oil Sands Pipelines		Total
($ millions, except where noted)	2018	2017(4)	2018	2017(4)	2018	2017(4)	2018	2017(4)
Financial Overview
Revenue(1)	306	171	38	18	60	58	404	247
Operating expenses(1)	61	52	11	4	20	17	92	73
Share of profit from equity accounted investees			65				65
Realized gain on commodity-related derivative financial instruments		(1)						(1)
Depreciation and amortization included in operations	35	28	13	5	7	6	55	39
Gross profit	210	92	79	9	33	35	322	136
Proportionately Consolidated Financial Overview(2)
Revenue Volumes (mboe/d)(3)	900	620	559	36	1,077	1,015	2,536	1,671
Operating Margin(1)(2)	245	120	166	14	40	41	451	175

(1)	Includes Inter-Divisional transactions. See note 13 to the Interim Financial Statements.
(2)	Refer to "Non-GAAP Measures".
(3)	Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments.
(4)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and the adoption of IFRS 15.

Facilities Division

3 Months Ended June 30 (unaudited)	Gas Services		NGL Services		Total
($ millions, except where noted)	2018	2017(4)	2018	2017(4)	2018	2017(4)
Financial Overview
Revenue(1)	137	106	223	109	360	215
Net revenue (2)	136	103	113	77	249	180
Operating expenses(1)	44	34	41	24	85	58
Share of profit from equity accounted investees			1		1
Depreciation and amortization included in operations	22	19	16	15	38	34
Gross profit	70	50	57	38	127	88
Proportionately Consolidated Financial Overview(2)
Revenue Volumes (mboe/d)(3)	650	485	199	133	849	618
Operating Margin(1)(2)	137	69	76	58	213	127

(1)	Includes Inter-Divisional transactions. See note 13 to the Interim Financial Statements.
(2)	Refer to "Non-GAAP Measures".
(3)	Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

Marketing & New Ventures Division

3 Months Ended June 30 (unaudited)	Marketing		New Ventures		Total
($ millions, except where noted)	2018	2017(3)	2018	2017(3)	2018	2017(3)
Financial Overview
Revenue(1)	1,300	758			1,300	758
Cost of goods sold(1)	1,212	714			1,212	714
Net revenue(2)	88	44			88	44
Share of profit from equity accounted investees	30				30
Realized loss (gain) on commodity-related derivative financial instruments	9	(4)			9	(4)
Unrealized loss on commodity-related derivative financial instruments	46				46
Depreciation and amortization included in operations	6	6			6	6
Gross profit	57	42			57	42
Proportionately Consolidated Financial Overview(2)
Total Marketed NGL Volumes (mboe/d)	155	112			155	112
Operating Margin(1)(2)	118	48			118	48

(1)	Includes Inter-Divisional transactions. See note 13 to the Interim Financial Statements.
(2)	Refer to "Non-GAAP Measures".
(3)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

Investments in Equity Accounted Investees include:

Pipelines Division

  50 percent interest in the Alliance Pipeline ("Alliance");
  50 percent convertible preferred interest in the Ruby Pipeline ("Ruby") which entitles Pembina to a US$91 million distribution per year; and
  75 percent jointly controlled interest in Grand Valley 1 Limited Partnership wind farm ("Grand Valley").

Facilities Division

  46.0 percent interest (as of June 30, 2018) in Veresen Midstream Limited Partnership ("Veresen Midstream"), which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression; and
  50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation ("Fort Corp").

Marketing & New Ventures Division

  An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada) (combined, "Aux Sable"), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance; and
  50 percent interest in Canadian Kuwait Petrochemical Corporation ("CKPC").

Share of Profit and Proportionately Consolidated Operating Margin and Adjusted EBITDA

3 Months Ended June 30, 2018 (unaudited) ($ millions)	Pipelines Division		Facilities Division	Marketing & New Ventures Division

	Alliance	Ruby	Veresen Midstream	Aux Sable(3)	Other(4)	Total
Total Volumes, net (mboe/d)(1)	141	89	76	37		343
Operating Margin(2)	93	45	45	39	5	227
General and administrative	8	1	1	5		15
Adjusted EBITDA(2)	85	44	44	34	5	212
Finance costs and other	9	11	24	(2)	1	43
Depreciation and amortization	40	17	20	6	3	86
Share of earnings in excess of equity interest		13				13
Share of profit of Investments in Equity Accounted Investees	36	29		30	1	96

(1)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures".
(3)	Aux Sable volumes include marketed NGL volumes.
(4)	Includes interest in Fort Corp (Facilities Division), Grand Valley (Pipelines Division) and CKPC (Marketing & New Ventures Division).

Distributions by Investments in Equity Accounted Investees to Pembina

3 Months Ended June 30, 2018 (unaudited) ($ millions)
Alliance	74
Ruby	30
Veresen Midstream	38
Aux Sable	23
Other(1)	3
Total Distributions from Investments in Equity Accounted Investees (per Pembina's Consolidated Statement of Cash Flows)	168

(1)	Distributions from Fort Corp. and Grand Valley.

Loans and Borrowings Amortization Schedule of Investments in Equity Accounted Investees

(unaudited) ($ millions) (1)	6 months ended June 30, 2018(2)	Balance of 2018(3)	2019(3)	2020(3)	2021(3)	2022+(3)	Total(3)

Fixed Maturity
Alliance	33	33	126	66	65	266	556
Ruby(4)	49	49	150	58	29	313	599
Veresen Midstream	1	18	37	37	37	1,048	1,177
Aux Sable	1	1					1
Other	1	1	24	2	2	26	55
	85	102	337	163	133	1,653	2,388

Revolving
Alliance					102		102
Veresen Midstream(4)	30
Other			13				13
	30		13		102		115

Total	115	102	350	163	235	1,653	2,503

(1)	Balances reflect Pembina's ownership percentage of the reported balance.
(2)	Balances reflect payments that occurred during the six-month period ended June 30, 2018.
(3)	Balances presented at face value remaining at June 30, 2018.
(4)	Reflects recent changes as described further under "Financing Activity" in the June 30, 2018 MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.  Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve Value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; expectations about commodity pricing industry activities and development opportunities; anticipated adjusted EBITDA projections for 2018 and financial performance expectations resulting from Pembina's capital expenditures; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2018 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2018, and the closing of the acquisition of Veresen on 2018 full-year financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Adjusted EBITDA per common share, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, share of profit from equity accounted investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with Non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in operating margin, Adjusted EBITDA and other reconciling line items to IFRS. A reconciliation of operating margin and Adjusted EBITDA to share of profit from equity accounted investees can be found under the heading "Proportionately Consolidated Results by Investments in Equity Accounted Investees".

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended June 30, 2018, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2018/02/c8414.html

%CIK: 0001546066

For further information: Investor Relations, Cameron Goldade, Vice President Capital Markets, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:00e 02-AUG-18